Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Alaska Communications Systems Group, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-181660 and 333-175179) on Forms S-8 of Alaska Communication Systems Group, Inc. of our reports dated March 26, 2014, with respect to the consolidated balance sheets of Alaska Communications Systems Group, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income (loss), stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013, annual report on Form 10-K of Alaska Communications Systems Group, Inc.

/s/ KPMG

Anchorage, Alaska

March 26, 2014